UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date June 26, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

June 26, 2024

Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES AMENDMENT TO ITS BYLAWS

Bancolombia announces that at the extraordinary meeting held today the General Shareholders’ Meeting approved an amendment to the Bylaws by the required majority quorum.

The amendment seeks to advance the strengthening of Bancolombia’s corporate governance, by amending articles 47 and 54 and including article 95.

The amendments came into effect upon the approval at the General Shareholders´ Meeting.

The text of the amendment to the Bylaws can be accessed in: https://www.grupobancolombia.com/wcm/connect/www.grupobancolombia.com15880/bb3b33a4-f0f2-4043-84b2-71307be97395/12.Proposal_for_Amendments_of_the_Bylaws.pdf?MOD=AJPERES&CVID=p0I3wTC

The management of the Company confirms that the necessary processes and authorizations were completed to carry out the General Shareholders´ Meeting.

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Contacts
Julián Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57601) 4042436	Tel.: (57601) 4885934	Tel.: (57601) 4485950